ABOUT CORPORATE FINANCE CORPORATION
(A Wholly Owned Subsidiary of About USA Holdings Corporation)
Statement of Financial Condition
December 31, 2017

TABLE OF CONTENTS

	Page(s)

Financial Statements

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL

OMB Number:	3235-0123
Expires:	August 31, 2020

Estimated average burden
hours per response......12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 65248

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 AND ENDING 12/31/17

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: ABOUT CORPORAT FINANCE CORPORATION

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

1900 Avenue of the Stars, Suite 2460

(No. and Street)

Los Angeles	California	90067
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Mark T Manzo (201) 519-1905

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

YSL & Associates, LLC

(Name – if individual, state last, first, middle name)

11 Broadway, Suite 700	New York	New York	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

 Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Thomas De _____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ABOUT CORPORAT FINANCE CORPORATION _____, as of December 31 _____, 20 17 ___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____



_____
Signature

CEO
_____
Title



_____
Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ACKNOWLEDGMENT

State of California
County of _____ Los Angeles _____)

On ___ 2/26/ ___ 2018 ___ before me, ___ C. R. Towles, Notary Public _____
(insert name and title of the officer)

personally appeared ___ THOMAS DE _____,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature _____ (Seal)



C. R. TOWLES
COMM. #2150144
Notary Public - California
Los Angeles County
My Comm. Expires May 19, 2020



YSL & Associates LLC

Certified Public Accountants | Member of Parker Randall International

11 Broadway, Suite 700, New York, NY 10004   Tel: (212) 232-0122 Fax: (646) 218-4682

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Director and Stockholder of
About Corporate Finance Corporation

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of About Corporate Finance Corporation (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

YSL & Associates LLC

We have served as About Corporate Finance Corporation's auditor since 2013.

New York, NY

February 27, 2018

ABOUT CORPORATE FINANCE CORPORATION
(A Wholly Owned Subsidiary of About USA Holdings Corporation)
Statement of Financial Condition
December 31, 2017

ASSETS

Cash	$	351,779
Fixed assets (net of accumulated depreciation)		727
Due from Parent & Affiliates		375,122
Other assets		2,127
Total Assets	**$**	**729,755**

Liabilities and Stockholder's Equity

Liabilities

Accounts payable and accrued expenses	$	5,250
Due to Affiliate		18,710
Total Liabilities		23,960

Stockholder's Equity

Common stock, no par value, 3000 shares authorized		
2,234 shares issued and outstanding		
Additional paid in capital		197,760
Retained earnings		508,035
Total Stockholder's Equity		705,795
Total Liabilities and Stockholder's Equity	**$**	**729,755**

ABOUT CORPORATE FINANCE CORPORATION
(A Wholly Owned Subsidiary of About USA Holding Corporation)
Notes to Financial Statements
December 31, 2017

1. ORGANIZATION AND NATURE OF BUSINESS

About Corporate Finance Corporation (the "Company"), previously known as Foundation Markets Corporation, is a broker-dealer and as such is registered with Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a wholly owned subsidiary of About USA Holdings Corporation (the "Parent").

The Company acts primarily as a private placement broker-dealer.

2. SUMMARY SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

These financial statements were prepared in conformity with accounting principles generally accepted in the United States of America which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue from private placement fees upon completion of the private placement offering and M & A transactions over the life of the underlying agreement. The Company closes deals whereby there is potential to earn a deferred fee in the future. The revenue is contingent upon the client meeting specific future financial performance thresholds. Therefore, any contingent revenue related to this transaction will not be recognized until the performance is met and payment is reasonably assured.

Cash and Cash Equivalents
For the purposes of balance sheet classification and statement of cash flows presentation, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business. The Company currently maintains a cash balance at a bank that is insured by the Federal Deposit Insurance Corporation. At times the cash balance may be in excess of the Federal Deposit Insurance Corporation (FDIC) insurance limit. The Company has not incurred such a loss in the past.

5

2. SUMMARY SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CONCENTRATION RISK
One contract accounted for 98% of the total revenue in 2017.

INCOME TAX

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, deferred tax assets and liabilities are determined on the basis of the differences between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred assets and liabilities is recognized in income in the period that includes the enactment date.

The Company recognizes deferred tax assets to the extent that we believe these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize out deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.

We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process whereby (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

3. FURNITURE and EQUIPMENT

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation is computed on a straight-line basis over the estimated useful life of the assets which is three years.

3. FURNITURE and EQUIPMENT (CONTINUED)

Fixed assets at December 31, 2017 consists of:

Computer equipment and software	$51,774
Less: Accumulated depreciation	(51,047)
	$ 727

Depreciation expense for the year ended December 31, 2017 amounted to $11,285.

During 2017, the Company sold fixed assets, net of accumulated appreciation to its Parent at a loss of $4,452. The book value of the assets sold was $12,702.

4. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2017, the Company had net capital of $327,819 which was $322,819 in excess of its required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was .07 to 1.

5. RELATED PARTY TRANSACTIONS

The Company maintains an expense sharing agreement with its Parent, About USA Holding Corporation, whereby a portion of the monthly rent is to be allocated to the Company.

Total rental expense for the year ended December 31, 2017, was $27,311.

At December 31, 2017, the Company was owed $29,017 from the Parent, of which $8,250 represents fixed assets that were sold to the Parent by the Company.
The Company maintains an expense sharing agreement with About Corporate Finance Ltd whereby a portion of IT and Telephone expense is allocated to the Company.

ABOUT CORPORATE FINANCE CORPORATION
(A Wholly Owned Subsidiary of About USA Holding Corporation)
Notes to Financial Statements
December 31, 2017

5. RELATED PARTY TRANSACTIONS (CONTINUED)

During 2017, the Company recorded approximately $10,847 in managerial services and $14,289 in combined IT and Telephone expense pursuant to the expense sharing agreement.

At December 31, 2017, the Company owed About Corporate Finance Ltd $18,711.

Per agreement with ACF USA Corporation ("ACF USA"), an affiliate of the Company, ACF USA will pay the Company 100% of retainer fees received and 20% of Success Fees received by ACF USA under the Transferred Contract, in relation to the M&A business sold by the Company to ACF USA in 2015.

In 2017, the Company recognized success fee income in the amount of $991,000 from ACF USA.

During 2017, the Company made payments of $278,181 to ACF USA. At December 31, 2017, the Company was owed $346,105 from ACF USA which represents an intercompany tax receivable.

6. INCOME TAXES

Our company is included in the consolidated tax return of About USA Holdings Corporation ("the Parent"). We calculate the provision for income taxes by using a "separate return" method. Under this method, we are assumed to file a separate return with the tax authority, thereby reporting our taxable income or loss and paying the applicable tax to or receiving the appropriate refund from the Parent. Our current provision is the amount of tax payable or refundable on the basis of a hypothetical, current-year separate return.

We provide deferred taxes on temporary differences and on any carryforwards that we could claim on our hypothetical return and assess the need for a valuation allowance on the basis of our projected separate return results.

Any differences between the tax provision (or benefit) allocated to us under the separate return method and payments to be made to (or received from) the Parent for tax expense are treated as either loans or capital contributions. Accordingly, the amount by which our tax liability under the separate return method exceeds the.

8

6. INCOME TAXES (CONTINUED)

amount of tax liability ultimately settled as a result of using incremental expenses of the Parent is periodically settled as a loan from the Parent to the Company.

The federal and state income tax provision (or benefit) is summarized as follows:

	Year ended December 31, 2017
Current	
Federal income provision/(benefit)	$ (346,105)
State income provision/(benefit)	-
Total	$ (346,105)

For the year December 31, 2017, we recorded a net valuation allowance release of $141,549 on the basis that the losses generated in the current year and NOL carry forward from the prior years are fully utilized for current tax benefits on the consolidated return bases by the taxable income of the affiliated companies.

The amount of tax-related balances due from affiliates as of December 31, 2017 is $346,105.

At December 31, 2017, management has determined that the Company had no uncertain tax positions that would require the financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to US federal and state income tax audits for all years subsequent to 2013.

At December 31, 2017, the Company had a deferred tax asset of $9,531. Based on the Company's financial projections, management believes it is more likely than not that there will not be profits against which the deferred tax asset can be offset. Accordingly, the Company recognizes a valuation allowance in the amount of $9,531 that fully offsets the deferred tax assets.

7. RECENT ACCOUNTING PRONOUNCEMENTS

ASC 606, Revenue from Contracts with Customers, was issued on May 28, 2014. ASC 606 provides guidance related to revenue from contracts with customers. Guidance applies to all entities and to all contracts with customers, with the exception of the following transactions noted in ASC 606-10: lease contracts, insurance contracts, financial instruments and other contractual rights or obligations, guarantees, nonmonetary exchanges between entities in the same line of business. For public business entities, certain not-for-profit entities, and certain employee plans, the effective date for ASC 606 is annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2017. Early application is permitted only as of annual reporting periods (including interim reporting periods within those periods) beginning after December 15, 2016. The effective date for all other entities is annual reporting periods beginning after December 15, 2018, and interim reporting periods within annual reporting periods beginning after December 15, 2019.

As of the reporting date the company has not yet adopted the recently issued accounting standards.